Increase to Kestrel Ore Reserves

Released : 07.09.2017 07:00

RNS Number : 0494Q
Rio Tinto PLC
06 September 2017

Notice to LSE

Increase to Kestrel Ore Reserves

7 September 2017

On 7 September 2017 Rio Tinto announced to the Australian Securities Exchange (ASX) increased estimates of Rio Tinto Coal Australia's coal reserves at Kestrel underground longwall mine in Queensland, Australia, compared to the previous estimate in the 2016 annual report.

The updated Ore Reserves and Mineral Resources are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and ASX Listing Rules. As such, the reported increases relating to Kestrel require the additional supporting information set out in the announcement and the JORC Table 1 (Section 1 to 3) document provided as the appendix to the announcement, which is available on Rio Tinto's website at www.riotinto.com/reservesandresources

Kestrel Ore Reserves have increased by 62 Mt, from 123 Mt to 185 Mt.

Accordingly, Kestrel Mineral Resources exclusive of Ore Reserves have decreased by 65 Mt, from 306 Mt to 241 Mt.

This increase in Ore Reserves reflects a continuation of work on Rio Tinto Coal Australia deposits previously announced on 3 March 2016. The updates are based on a rigorous examination of leases that included an updated geological model, updated mine layout, revised coal product classifications and revised loss and dilution and productivity assumptions.

Ore Reserves and Minerals Resources are quoted on a 100 per cent basis. Rio Tinto's interest is 80 per cent.

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